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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-05889

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10-01-17 (MM/DD/YY) AND ENDING 09-30-18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Franklin /Templeton Distributors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Franklin Parkway
(No. and Street)

San Mateo (City) CA (State) 94403-1906 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Angelina Hendraka (650)525-7085
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, L.L.P.
(Name – *if individual, state last, first, middle name*)

3 Embarcadero Center (Address) San Francisco (City) CA (State) 94111 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

Securities and Exchange
NOV 27 2018
RECEIVED

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Angelina Hendraka, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Franklin/Templeton Distributors, Inc., as of September 30, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer
Title

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of San Mateo
Subscribed and sworn to (or affirmed) before me on this 19th day of November, 2018, by Angelina Hendraka, proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Notary Public

LIMEI YUN
Notary Public – California
San Mateo County
Commission # 2212292
My Comm. Expires Sep 28, 2021

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of
Franklin/Templeton Distributors, Inc.

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying consolidated statement of financial condition of Franklin/Templeton Distributors, Inc. and its subsidiaries (the "Company") as of September 30, 2018, including the related notes (collectively referred to as the "consolidated financial statement"). In our opinion, the consolidated financial statement presents fairly, in all material respects, the financial position of the Company as of September 30, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this consolidated financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

November 9, 2018

We have served as the Company's auditor since 1974.

PricewaterhouseCoopers LLP, Three Embarcadero Center, San Francisco, CA 94111-4004
T: (415) 498 5000, F: (415) 498 7100, www.pwc.com/us

Franklin/Templeton Distributors, Inc. and Subsidiaries

Report on Audit of Consolidated Statement of Financial Condition
September 30, 2018

Franklin/Templeton Distributors, Inc. and Subsidiaries
Consolidated Statement of Financial Condition
September 30, 2018

Assets		
Cash and cash equivalents	$	359,415,935
Receivables		180,717,010
Deferred sales commissions, net		12,475,618
Due from parent and affiliated entities		60,952,448
Property and equipment, net		1,473,202
Goodwill and other intangible assets		551,858,135
Other		3,493,896
Total Assets	**$**	**1,170,386,244**
Liabilities and Stockholder's Equity		
Liabilities		
Sales and distribution fees payable	$	112,657,828
Accounts payable and accrued expenses		66,845,833
Due to parent and affiliated entities		30,533,448
Income taxes payable		8,535,287
Deferred taxes, net		70,924,726
Total liabilities		289,497,122
Commitments and Contingencies (Note 9)		
Stockholder's Equity		
Common stock, $1.00 par value, 20,000 shares authorized; 2,355 shares issued and outstanding		2,355
Capital in excess of par value		109,484,198
Retained earnings		771,402,569
Total stockholder's equity		880,889,122
Total Liabilities and Stockholder's Equity	**$**	**1,170,386,244**

See Notes to Consolidated Statement of Financial Condition.

1. Business

Nature of Operations

Franklin/Templeton Distributors, Inc. ("FTDI" and collectively with its subsidiaries, the "Company") is a wholly-owned subsidiary of Franklin Resources, Inc. ("Franklin" or the "parent"). FTDI is registered with the Securities and Exchange Commission (the "SEC") as a broker-dealer and serves as the principal underwriter and distributor for various U.S. registered sponsored funds ("affiliated funds") for which it receives commissions and distribution fees. FTDI is a member of the Financial Industry Regulatory Authority, which is the designated examining authority of U.S. broker-dealers, and the Securities Investor Protection Corporation.

FTDI does not hold funds or securities for customers or carry customer accounts. All customer transactions are cleared through other broker-dealers on a fully-disclosed basis.

FTDI's wholly-owned subsidiaries, Franklin Mutual Advisers, LLC ("FMA") and Franklin Advisory Services, LLC, ("FAS") are registered investment advisers with the SEC. These companies provide investment management services to investors through investment products that include sponsored funds, as well as institutional and separate accounts .

Risks and Uncertainties

During the fiscal year ended September 30, 2018 ("fiscal year 2018"), the global equity markets experienced volatility but provided strong positive returns, reflecting, among other things, generally positive U.S. economic data tempered by concerns about rising interest rates, global trade tensions and political uncertainty.

The business and regulatory environments in which the Company operates remain complex, uncertain and subject to change. The Company is subject to various laws, rules and regulations globally that impose restrictions, limitations and registration, reporting and disclosure requirements on its business and add complexity to its compliance operations. The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the "Dodd-Frank Act"), as well as other legislative and regulatory changes, impose restrictions and limitations on the Company, resulting in increased scrutiny and oversight of the Company's financial services and products. The Company continues to analyze the impact of the Dodd-Frank Act as further implementing rules are adopted and become effective.

Pursuant to the Dodd-Frank Act, the SEC may establish different standards for broker-dealers in their interaction with retail customers, which could increase the Company's sales and/or distribution costs. In April 2018, the SEC proposed rules that would apply to all retail investors and would, among other things: require broker-dealers to act in the best interest of their retail customers when recommending securities and provide additional disclosure about the scope and terms of the relationship; clarify the fiduciary duty that an investment adviser owes to its clients; and require a new short-form disclosure document to inform clients of the nature of their relationships with investment professionals and investment advisers, including differences in the principal types of services offered, the legal standards of conduct that apply to each, the fees a client might pay, and conflicts of interest that may exist.

2. Significant Accounting Policies

Basis of Presentation

The consolidated statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America, which require the use of estimates, judgments, and assumptions that affect the reported amounts of assets and liabilities at the date of the statement of financial condition and the reported amounts of revenues and expenses during the period presented. Management believes that the accounting estimates are appropriate and the resulting balances are reasonable; however, due to the inherent uncertainties in making estimates, actual amounts may differ from these estimates. The Company has evaluated subsequent events through November 9, 2018, which is the date that the consolidated statement of financial condition was issued.

Consolidation

The consolidated statement of financial condition includes the accounts of FTDI and its subsidiaries in which it has a controlling financial interest. The Company has a controlling financial interest when it owns a majority of the voting interest in a voting interest entity. Intercompany accounts and transactions have been eliminated.

Related Parties

Related parties include affiliated entities. The Company enters into transactions during the ordinary course of business with these affiliated entities, which are recorded and settled through intercompany accounts. Amounts due to and from affiliates relate to these transactions.

Fair Value Measurements

At September 30, 2018, there were no assets or liabilities measured at fair value on a recurring or nonrecurring basis. Fair values are estimated for disclosure purposes for financial instruments that are not measured at fair value.

Cash and Cash Equivalents

Cash and cash equivalents consist of nonconsolidated sponsored money market funds and deposits with financial institutions, and are carried at cost. Due to the short-term nature and liquidity of these financial instruments, the carrying values of these assets approximate fair value.

The Company limits the amount of credit exposure with any given financial institution and conducts ongoing evaluations of the creditworthiness of the financial institutions with which it does business. Deposits with three financial institutions exceeded Federal Deposit Insurance Corporation insured limits by a total of $34,329,192 at September 30, 2018, representing a concentration of credit risk.

Receivables

Receivables primarily consist of fees receivable from investment products and are carried at invoiced amounts. Due to the short-term nature and liquidity of the receivables, their carrying values approximate fair value. Receivables also include an amount due for an investment trade pending settlement which are carried at the transaction amount. For disclosure purposes the fair value of this receivable is estimated based on discounted cash flows using significant unobservable inputs.

Deferred Sales Commissions

Deferred sales commissions consists of up-front commissions paid to financial advisers and broker-dealers on shares of funds sponsored by Franklin without a front-end sales charge to investors, and are amortized over the periods in which they are generally recovered from related revenues, which range from twelve to eighteen months.

The Company evaluates deferred sales commissions for recoverability on a periodic basis using undiscounted future cash flows using assumptions about AUM and shareholder redemption rates.

Property and Equipment, net
Property and equipment, net are recorded at cost and depreciated using the straight-line method over their estimated useful lives which range from three to 15 years. Leasehold improvements are amortized using the straight-line method over their estimated useful lives or the lease term, whichever is shorter.

Property and equipment is tested for impairment when there is an indication that the carrying amount of an asset may not be recoverable. Carrying values are not recoverable when the undiscounted cash flows estimated to be generated by the assets are less than their carrying value. When an asset is determined to not be recoverable, the impairment is measured based on the excess, if any, of the carrying value of the asset over its respective fair value. Fair value is determined by discounted future cash flows models, appraisals or other applicable methods.

Goodwill and Other Intangible Assets
Goodwill represents the excess cost of a business acquisition over the fair value of the net assets acquired. Other intangible assets consist of investment management contracts acquired in a business acquisition for which there is no foreseeable limit on the contract period and are determined to have an indefinite useful life.

Goodwill and indefinite-lived intangible assets are tested for impairment annually as of August 1 and when an event occurs or circumstances change that more likely than not reduce the fair value of the related reporting unit or indefinite-lived intangible asset below its carrying value. The Company has one reporting unit, investment management and related services, consistent with its single operating segment, to which all goodwill has been assigned.

Goodwill and indefinite-lived intangible assets may first be assessed for qualitative factors to determine whether it is necessary to perform a quantitative impairment test. The qualitative analysis considers entity-specific and macroeconomic factors and their potential impact on the key assumptions used in the determination of the fair value of the reporting unit or indefinite-lived intangible asset. A quantitative impairment test is performed if the results of the qualitative assessment indicate that it is more likely than not that the fair value of the related reporting unit is less than its carrying value or an indefinite-lived intangible asset is impaired, or if a qualitative assessment is not performed.

The quantitative goodwill impairment test involves a two-step process. The first step compares the fair value of the reporting unit to its carrying value. If the carrying value is less than the fair value, no impairment exists and the second step is not performed. If the carrying value is higher than the fair value, there is an indication that impairment may exist and the second step is performed to compute the amount of any impairment by comparing the implied fair value of the reporting unit goodwill with the carrying value of the goodwill.

The quantitative indefinite-lived intangible assets impairment test compares the fair value of an asset to its carrying value. If the carrying value is higher than the fair value, impairment is recognized in the amount of the difference in values.

The fair values of the reporting unit and indefinite-lived intangible assets are based on the net present value of estimated future cash flows, which include assumptions about the assets under management

("AUM") growth rate, the pre-tax profit margin, average effective fee rate, effective tax rate, and discount rate, which is based on the Company's weighted average cost of capital.

Stock-Based Compensation
The fair value of Franklin's share-based payment awards is estimated on the date of grant based on the market price of the underlying shares of Franklin's common stock. Forfeitures are accounted for as they occur.

Income Taxes
The Company is included in the consolidated U.S. federal and several combined state income tax returns for Franklin. The Company also files separate state income tax returns, with the exception of those included in the combined state returns of Franklin.

Under an intercompany tax sharing agreement (the "Agreement"), Franklin allocates these income taxes to the Company using the separate return method except for tax benefits arising from its federal and combined state net operating losses, which are utilized by Franklin under the Agreement. As a result of this exception to the separate company method, the Company does not record in its consolidated statement of financial condition deferred tax assets related to federal or combined state income tax losses. Instead, these deferred tax assets are treated as transferred to Franklin. The Company tracks these net operating loss deferred tax assets in a separate memorandum account.

Consistent with the separate company method, and other than described above, deferred tax assets and liabilities are recorded for temporary differences between the tax basis of the Company's assets and liabilities and the reported amounts in the consolidated statement of financial condition using the statutory tax rates in effect for the year when the reported amount of the asset or liability is expected to be recovered or settled, respectively.

3. New Accounting Guidance

Recently Adopted Accounting Guidance

On October 1, 2017, the Company adopted an amendment to the stock-based compensation guidance issued by the Financial Accounting Standards Board ("FASB"). The amendment provides an election to account for forfeitures as they occur, which the Company made using the modified retrospective approach.

Accounting Guidance Not Yet Adopted

The FASB issued new guidance for the accounting for leases in February 2016. The new guidance requires lessees to recognize assets and liabilities arising from substantially all leases. The guidance also requires an evaluation at the inception of a contract to determine whether the contract is or contains a lease. The guidance is effective for the Company on October 1, 2020 and requires a cumulative effect adjustment to retained earnings either on the date of adoption or at the beginning of the earliest period presented.The Company is currently evaluating the impact of adopting the guidance and has not yet determined its transition approach.

The FASB issued new guidance for the accounting for credit losses in June 2016. The new guidance requires the application of a current expected credit loss model for financial assets measured at amortized cost, including receivables, and an allowance for credit loss model for available-for-sale debt securities. The guidance is effective for the Company on October 1, 2021 and requires a

cumulative effect adjustment to retained earnings at adoption. The Company is currently evaluating the impact of adopting the guidance.

4. Fair Value Measurements

Financial instruments that were not measured at fair value at September 30, 2018 were as follows:

	Fair Value Level	Carrying Amount	Estimated Fair Value
Cash and cash equivalents........	1	$ 359,415,935	$ 359,415,935
Receivables for investment trade pending settlement	3	3,599,126	2,810,565
		363,015,061	362,226,500

5. Deferred Sales Commissions

Deferred sales commissions at September 30, 2018 were as follows:

	Gross Deferred Commission Assets	Accumulated Amortization	Net
Deferred sales commissions.....	$ 48,474,625	$ (35,999,007)	$ 12,475,618

6. Property and Equipment

Property and equipment consisted of the following at September 30, 2018:

	Amount	Useful Lives in Years
Furniture, software and equipment..................	$ 3,189,346	3 – 5
Leasehold improvements..........................	2,977,498	10 –15
Total cost	6,166,844	
Less: accumulated depreciation and amortization	(4,693,642)	
Property and Equipment, Net	**$ 1,473,202**	

7. Goodwill and Other Intangible Assets

There were no changes in the carrying values of goodwill of $119,405,181 and indefinite-lived intangible assets of $432,452,954 during fiscal year 2018. The Company's annual impairment tests of goodwill and indefinite-lived intangible assets as of August 1, 2018 indicated that there was no impairment of these assets. The Company performed qualitative assessments of the valuation of goodwill and

indefinite-lived intangible assets and concluded it is more likely than not that the fair value of the reporting unit and the indefinite-lived intangible assets exceed their carrying values. Subsequent to August 1, 2018, there were no impairments to goodwill or indefinite-lived intangible assets as the Company determined no events occurred or circumstances changed that would indicate that these assets might be impaired.

8. Taxes on Income

The Tax Cuts and Jobs Act (the "Tax Act") was enacted into law in the U.S. on December 22, 2017. The Tax Act includes various changes to the tax law, including a permanent reduction in the corporate income tax rate. The Tax Act reduced the federal corporate income tax rate from 35% to 21% effective January 1, 2018. The Company's federal statutory rate for the fiscal year 2018 was a blended rate of 24.5%, based on the pre- and post-Tax Act rates, and will be 21% for future fiscal years.

Income taxes payable includes income taxes payable to parent of $8,537,951 as of September 30, 2018.

The significant components of deferred tax assets and deferred tax liabilities at September 30, 2018 were as follows:

	Amount
Deferred Tax Assets	
Deferred compensation and employee benefits	$ 7,158,736
Tax benefits for uncertain tax positions	1,065,477
Net operating loss and tax credit carry-forwards	629,502
Deferred rent	309,875
Interest on uncertain tax positions	271,310
Other	288,398
Total deferred tax assets	9,723,298
Deferred Tax Liabilities	
Amortization of purchased intangibles	76,263,036
Deferred commissions	3,148,698
Deferred liability on state refund	1,010,365
Depreciation	225,925
Total deferred tax liabilities	80,648,024
Net Deferred Tax Liability	**$ 70,924,726**

At September 30, 2018, there were $796,838 in state tax credits expiring in 2026.

A reconciliation of the beginning and ending balances of gross unrecognized tax benefits for fiscal year 2018 is as follows:

		Amount
Balance at September 30, 2017	$	7,601,370
Additions for tax positions of prior years		1,918,624
Reductions for tax positions of prior years		(1,687,409)
Additions for tax positions related to the current year		104,311
Expiration of statute of limitations		(1,668,353)
Balance at September 30, 2018	**$**	**6,268,543**

If recognized, all of this amount, net of any deferred tax benefits, would favorably affect the Company's effective income tax rate in future periods. The accrual for unrecognized tax benefits is included in income taxes payable on the consolidated statement of financial condition.

Accrued interest on uncertain tax positions at September 30, 2018 was $1,074,969, and is not presented in the unrecognized tax benefits table above.

The Company has recognized a tax benefit only for those positions that meet the more-likely-than-not recognition threshold. It is reasonably possible that the total unrecognized tax benefit as of September 30, 2018 could decrease by $4,285,429 within the next twelve months as a result of expiration of statutes of limitations in the federal and certain state and local tax jurisdictions, and potential settlements with state tax authorities.

The Company is subject to examination by the taxing authorities in multiple jurisdictions. The Company's major tax jurisdictions and the tax years for which the statutes of limitations have not expired are as follows: the State of Florida 2013 to 2018; the States of New Jersey and Pennsylvania 2014 to 2018; the States of California, Illinois, and New York and federal 2015 to 2018.

9. Commitments and Contingencies

Legal Proceedings

The Company is from time to time involved in litigation relating to claims arising in the normal course of business. Management is of the opinion that the ultimate resolution of any such claims will not materially affect the Company's business and financial position.

Leases

The Company leases office space primarily under a long-term operating lease expiring in fiscal year 2020.

Future minimum lease payments under the non-cancelable leases were as follows at September 30, 2018:

for the fiscal years ending September 30		Amount
2019		1,238,282
2020		1,238,282
Total	**$**	**2,476,564**

10. Stock-Based Compensation

The Company participates in Franklin's Amended and Restated Annual Incentive Compensation Plan (the "AIP"), the 2002 Universal Stock Incentive Plan, as amended and restated (the "USIP") and the amended and restated Franklin Resources, Inc. 1998 Employee Stock Investment Plan (the "ESIP"). The Compensation Committee of Franklin's Board of Directors determines the terms and conditions of awards under the AIP, the USIP and the ESIP.

The Company's liability to Franklin for stock-based compensation as of September 30, 2018 was $3,496,333 and is included in amounts due to parent and affiliated entities in the consolidated statement of financial condition.

Stock and Stock Unit Awards
Under the terms of the AIP, eligible employees may receive cash, equity awards, and/or mutual fund unit awards generally based on the performance of Franklin and its consolidated subsidiaries, its funds and the individual employee. The USIP provides for the issuance of shares of Franklin's common stock for various stock-related awards to officers, directors, and employees. There are 120 million shares authorized under the USIP, of which 18.4 million shares were available for grant at September 30, 2018.

Stock awards entitle holders to the right to sell the underlying shares of Franklin's common stock once the awards vest. Stock unit awards entitle holders to receive the underlying shares of common stock once the awards vest. Awards vest based on the passage of time or the achievement of predetermined Franklin financial performance goals.

Stock and stock unit award activity was as follows:

	Time-Based Shares	Performance-Based Shares	Total Shares	Weighted-Average Grant-Date Fair Value Per Share
Nonvested balance at September 30, 2017	396,417	141,263	537,680	$ 36.18
Granted	284,063	50,680	334,743	42.79
Vested	(290,423)	(55,662)	(346,085)	38.84
Forfeited/canceled	(53,002)	(8,931)	(61,933)	39.06
Transferred out, net	(26,715)	(13,180)	(39,895)	38.68
Nonvested Balance at September 30, 2018	310,340	114,170	**424,510**	**$ 38.57**

Total unrecognized compensation expense related to nonvested stock and stock unit awards was $12.9 million at September 30, 2018. This expense is expected to be recognized over a remaining

weighted-average vesting period of 1.5 years. The total fair value of stock and stock unit awards vested during fiscal year 2018 was $11.9 million.

Franklin generally does not repurchase shares upon vesting of stock and stock unit awards. However, in order to pay taxes due in connection with the vesting of employee and executive officer stock and stock unit awards, shares are repurchased using a net stock issuance method.

Employee Stock Investment Plan
The ESIP allows eligible participants to buy shares of Franklin's common stock at a discount of its market value on defined dates. A total of 0.8 million shares were issued by Franklin under the ESIP during fiscal year 2018, and 2.8 million shares were reserved for future issuance at September 30, 2018.

11. Related Party Transactions

The amounts related to transactions with affiliates included in the statement of financial condition were as follows:

	Amounts
Receivables	$ 175,589,330
Due from parent and affiliated entities	60,952,448
Due to parent and affiliated entities	30,533,448

At September 30, 2018, an unsecured credit agreement was in place under which FMA may lend to Franklin amounts up to a maximum of $500 million. Amounts loaned under this agreement earn interest at 1-month LIBOR plus 0.375% per annum. The agreement will expire on November 15, 2021, unless terminated by mutual written consent of the Company and Franklin. At September 30, 2018, $50 million was receivable under this agreement and was included in due from parent and affiliated entities in the consolidated statement of financial condition.

12. Net Capital Requirement

FTDI is subject to the SEC's Uniform Net Capital Rule, which requires the maintenance of minimum net capital. FTDI elected to use the alternative method, permitted by the rule, which requires it to maintain minimum net capital, as defined, no less than the greater of $250,000 or 2% of aggregate debit items. Since FTDI does not carry customer accounts and does not have customer debits, the minimum net capital balance is $250,000. At September 30, 2018, FTDI had net capital of $138,897,734, which was $138,647,734 in excess of its minimum requirement.

All customer transactions are cleared through other broker-dealers on a fully disclosed basis. Therefore, FTDI is not required to maintain a separate bank account for the exclusive benefit of customers or to segregate customer securities in accordance with Rule 15c3-3 of the SEC.

FTDI claims exemption from SEC Rule 15c3-3 based upon paragraph k(1) of the Rule.

13. Reconciliation of Consolidated Statement of Financial Condition to FORM X-17a-5

The consolidated statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America and differs in certain respects from the accounting practices prescribed by the Securities and Exchange Commission's general instructions to Form X-17a-5, Part II-A. Under these instructions, subsidiaries may not be consolidated.

A reconciliation of amounts reported herein to amounts reported by FTDI in its unaudited, amended Part II-A FOCUS report filing is as follows:

	Form X-17a-5	Reclassification and Elimination	Subsidiaries Consolidated	Consolidated Statement of Financial Condition
Assets				
Cash and cash equivalents	$ 4,757,313	$ 302,937,683	$ 51,720,939	$ 359,415,935
Receivables	142,187,215	999,644	37,530,151	180,717,010
Securities not readily marketable	211,016	(211,016)	—	—
Investment securities	303,853,366	(303,853,366)	—	—
Deferred sales commissions, net	—	12,475,618	—	12,475,618
Due from parent and affiliated entities	—	646,836,696	(585,884,248)	60,952,448
Investments in and receivables from affiliates, subsidiaries	646,836,696	(646,836,696)	—	—
Property and equipment, net	34,715	—	1,438,487	1,473,202
Goodwill and other intangible assets	—	—	551,858,135	551,858,135
Other	41,719,096	(13,264,246)	(24,960,954)	3,493,896
Total Assets	**$ 1,139,599,417**	**$ (915,683)**	**$ 31,702,510**	**$1,170,386,244**
Liabilities and Stockholder's Equity				
Sales and distribution fees payable	$ 112,657,828	—	—	$ 112,657,828
Accounts payable and accrued expenses	166,140,910	(60,954,250)	(38,340,827)	$ 66,845,833
Due to parent and affiliated entities	—	8,537,952	21,995,496	30,533,448
Income taxes payable	—	8,535,287	—	8,535,287
Deferred taxes, net	—	42,965,328	27,959,398	70,924,726
Total stockholder's equity	860,800,679	—	20,088,443	880,889,122
Total Liabilities and Stockholder's Equity	**$ 1,139,599,417**	**$ (915,683)**	**$ 31,702,510**	**$1,170,386,244**